

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Ms. Mary Ann Scully
Chief Executive Officer
Howard Bancorp, Inc.
6011 University Boulevard, Suite 370
Ellicott City, MD 21043

> **Re:** **Howard Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 28, 2011**
> **File No. 333-178204**

Dear Ms. Scully:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this disclosure in an amendment as soon as practicable.

2. Please file your remaining exhibits with your next amendment; we will need sufficient time to review them prior to any desired effective date.

3. We note the concurrent private offering you reference on the cover page of the prospectus; please provide your analysis as to why this offering should not be integrated into this public offering.

Questions and Answers About the Rights Offering

What is the public offering of unsubscribed shares?, page 7

4.   We note that shares of common stock that remain unsubscribed at the expiration of the rights offering will be offered to the public in a public offering. On the cover page you refer to this as the public offering, yet in this section you refer to it as the public re-offer. Please revise your filing to choose one name to refer to the sale of unsubscribed shares.

Nonperforming and Problem Assets, page 54

5.   Please revise the table on page 55 to clarify that the troubled debt restructure loans (TDR) separately disclosed in the table only represent accruing TDR's. Also, please quantify the amount of TDR's included in the non-accrual section for each period presented.

Certain Relationships and Related Transactions, page 97

6.   Please revise your filing to disclose the names of the organizing directors and "certain other organizing investors" that purchased the 238,750 shares, along with each persons' approximate interest in the transaction. Refer to Item 404 of Regulation S-K.

Note 1: Summary of Significant Accounting Policies – Allowance for Credit Losses, page F-9

7.   You disclose that credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. Please revise to disclose the fixed-dollar amount and the internal credit rating related to specific credit allocations.

8.   You disclose that the specific component of the allowance for credit losses also includes management's determination of the amounts necessary given concentrations and changes in portfolio mix and volume. Please explain to us in detail and revise your disclosure to clarify how concentrations and changes in portfolio mix and volume are allocated to specific loans. Additionally, this disclosure does not appear to be consistent with your calculation of the specific allowance as disclosed on pages 57 and 58.

9.   You disclose that the nonspecific portion of the allowance considers current risk factors that may not have yet manifested themselves in the Bank's historical loss factors used to determine the specific component of the allowance. Please explain to us in detail and revise your disclosure to clarify how historical loss factors are incorporated in the specific component and allocated to specific loans. Additionally, this disclosure does not appear to be consistent with your calculation of the specific allowance as disclosed on page 57 and 58.

10.   Please revise to clarify your disclosure of your allowance for credit loss methodology. As noted in the above comments, the disclosure of your specific component contains aspects that generally are associated with the nonspecific component. In addition, your disclosure should:

   a. Specify, by portfolio segment if different, how many years of historical losses you use in your nonspecific methodology and discuss any changes made during the periods presented.

   b. Present additional granularity regarding how the factors you identify, other than historical losses, are incorporated in your methodology. For example, explain how you quantify the factors (individually, in total, etc.) and how you incorporate this quantification in your methodology (adjust historical losses at the portfolio segment level, apply an adjustment to the overall portfolio, etc.).

   c. Discuss the amount of the allowance for credit losses that is attributable to factors other than historical losses as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

   d. Be consistent with the detailed disclosure of your allowance for credit loss methodology as disclosed on pages 57-60.

11.   Please revise to disclose qualitative information about how TDR's and defaulted TDR's are factored into the determination of the allowance for credit losses. Refer to ASC 310-10-50-33(b) and 310-10-50-34(b).

Note 6 – Credit Quality Assessment, page F-15

12.   Please revise to disclose for each class of financing receivable the recorded investment in impaired loans for which there is a related allowance for credit losses and the recorded investment for which there is no related allowance for credit losses as of each balance sheet date presented. Refer to ASC 310-10-50-15(a)(3)(i) and (ii). See ASC 310-10-55-10 for example disclosure.

13.   Please revise to disclose for each class of financing receivable the unpaid principal balance of impaired loans. Refer to ASC 310-10-50-15(a)(4). See ASC 310-10-55-10 for example disclosure.

14.   Please revise to disclose for each class of financing receivable the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each income statement period. See ASC 310-10-55-10 for example disclosure.

15.   We note your disclosure related to TDR's not performing in accordance with modified terms. We also note that ASC 310-10-50-34 requires you to disclose the type and amount

of TDR's that have defaulted within the previous 12 months for each income statement period. Please revise to disclose this information or to clarify that no amounts have defaulted during the periods presented.

16. Please revise your analysis of past due loans table on page F-19 to clearly disclose the recorded investment in nonaccrual financing receivables by class of financing receivable. Refer to ASC 310-10-50-7(a).

17. We note your disclosure that you may establish a specific reserve or record a partial charge-off on impaired loans. Please revise to discuss the facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve. Also, discuss how partial charge-off's impact your credit quality metrics and trends and identify those most impacted. For example, discuss how recording partial charge-off's lowers your allowance for loan losses as a percentage of total loans and lowers your allowance for loan losses as a percentage of nonperforming loans as compared to if you recorded specific reserves.

18. We note your disclosure that one restructured credit of $2.8 million was no longer considered impaired at December 31, 2010.

   a. Please tell us the relevant facts and circumstances related to your decision to no longer consider this loan as impaired or as a TDR.

   b. Please tell us in detail how you determined that the restructuring agreement specified an interest rate equal to or greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.

   c. Please tell us if the loan would have met your underwriting standards for a new loan at the time it was restructured.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney